

Mail Stop 3561

April 7, 2016

Via E-mail
Mark J. Guinan
Chief Financial Officer
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940

Re: Quest Diagnostics Incorporated
 Form 10-K for the Year Ended December 31, 2015
 Filed February 26, 2016
 File No. 001-12215

Dear Mr. Guinan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Notes to Consolidated Financial Statements
6. Dispositions and Held for Sale
Dispositions
Contribution of Clinical Trials Business, page F-20

1.   We note from your disclosure that your contribution of the clinical trials testing business resulted in a pre-tax gain of $334 million based on the difference between the fair value of the Company's equity interest in the newly formed joint venture over the carrying value of the assets contributed. You also disclose that you used discounted cash flows to derive the fair value of your equity interest in the joint venture. Please confirm to us that you will expand your disclosure in future filings to describe key assumptions used in your discounted cash flows approach to derive the fair value of your equity interest in the newly formed joint venture. In addition, describe in your disclosure the nature of your continuing involvement with these contributed assets and Q^2 Solutions and whether a

related-party relationship exists. Refer to the disclosure requirements outlined in ASC 810-10-50-1B(d) through (h). Please provide us your proposed disclosures in your response.

19. Business Segment Information, page F-41

2. Please revise the notes to your financial statements to disclose the revenues associated with each of your principal services during each period presented in your statements of operations. In this regard, we note from the disclosures on page 11 of your filing that you derived 61% of your revenues from routine clinical testing services, 32% of revenues from gene-based, esoteric and anatomic pathology testing services and 7% from healthcare information technology, clinical trials testing, risk assessment services and diagnostic products during 2015. Refer to the disclosure requirements outlined in ASC 280-10-50-40. Please provide us your proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 if you have questions regarding these comments.

Sincerely,

/s/ Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining